STATE OF TEXAS	)(	Exhibit 4.138
COUNTY OF TRAVIS	)(
FIRST AMENDMENT OF LEASE AGREEMENT
THIS AMENDMENT is made and entered into between Highland Resources, Inc., hereinafter referred to as “Lessor,” and Telvent USA Corporation hereinafter referred to as “Lessee.”
RECITALS
WHEREAS, Lessor and Lessee entered into a Lease Agreement For Office Space (Lease), commencing March 1, 2008 and terminating February 28, 2011, for approximately 5,161 square feet of net rentable area in the Southwest Tower Building, located at 211 E. 7th Street, Austin, Texas.
AGREEMENT
NOW, THEREFORE, it has come to the attention of the parties hereto that Lessor and Lessee agree to amend the Lease as follows:
1.	The Lease shall be renewed commencing upon substantial completion of the tenant improvements, estimated to be March 1, 2011, and terminating February 28, 2014. “Substantial Completion” means the issuance of a certificate of occupancy, and subject only to punch list items.

2.	Lessee shall Lease an additional 2,153 net rentable square feet (Expansion Space) as described on Exhibit “A” attached hereto. Commencement date of the Expansion Space shall be the date that Lessor obtains a Certificate of Occupancy from the City of Austin. Lessor, at Lessor’s sole cost, shall construct the Expansion Space as described on Exhibit “B” attached hereto with the exclusion of any electrical upgrades, data and HVAC costs associated with construction of the server room. Lessee shall be allowed early access to the space for data cable and furniture. Lessor shall pay all construction soft costs, which shall be defined as architectural, MEP engineers, construction management, and permits. Lessor shall remove all abandoned data cable. Finish selections shall be similar to Lessee’s existing space. Lessor shall deliver the expansion premises substantially complete no later than four months after the execution of the amendment. Air conditioning system for server room, if required, must be a split system with exterior condenser unit. Lessee shall have the right to remove any installed HVAC units upon expiration of the Amendment. If Lessee removes air conditioning units, Lessee shall restore any damage to the Space and roof, and remove all components associated with the air conditioning units including rooftop condensers units and condensing lines. Lessor shall, at Lessor’s cost, install in the Expansion Space new building standard ceiling grid and tile, parabolic lighting, sprinkler the space, and balance HVAC. Lessor shall construct all improvements during normal business hours; however, if the noise of the construction disrupts Lessee’s normal course of business, Lessor and Lessee shall work together to create a reasonable solution.
3.	Lessee’s total Leased Space shall be 7,314 net rentable square feet.

4.	Rent for the Lessee’s existing Leased Premises and Expansion Space shall be as follows:
-	March 1, 2011 thru February 28, 2012 $14,018.50/mth ($23.00/sf/yr)

-	March 1, 2012 thru February 28, 2013 $14,323.25/mth ($23.50/sf/yr)

-	March 1, 2013 thru February 28, 2014 $14,628.00/mth ($24.00/sf/yr)
In the event that the Expansion Space has not reached Substantial Completion by March 1, 2011, the rent shall be reduced to $9,891.92 until such time as Substantial Completion has been reached. In the event that the Expansion Space has not reached Substantial Completion by June 1, 2011, Lessee may terminate the Lease upon written notice to the Lessor, unless such delay in Substantial Completion is caused by Lessee, including change orders, server room installation, or timely approval of plans and specifications..

Lessee’s Base Year shall be reset to 2011 upon the execution of the Amendment.

5.	Air conditioning: Lessee shall be responsible for repairs, replacement, and maintenance of server room air conditioning systems (existing and new) that are separate from building supplied HVAC. Lessee shall cause such server room air conditioning systems to be separately metered for utilities, and Lessee shall reimburse Lessor the cost of utilities for the air conditioning units.

6.	Parking: Parking ratio of 1:400nrsf.. Lessee shall advise Lessor, from time to time, the number of parking spaces it desires, up to a maximum of 12 in the garage and 6 spaces open parking in the lot, Rates are $75/sp/mth reserved in the garage, and $50/sf/mth open parking on the lot. Lessee may lease additional spaces, if available, on a month-to-month basis at the same rates noted herein.

7.	Expansion: Lessee shall have the right to expand into adjacent space, if vacant, on similar terms as defined in this amendment. TI allowance to be reduced by length of remaining lease. Lessor shall provide the final cost of the improvements to Lessee upon the commencement date.

8.	Renewal: Lessee shall have the right to renew the Lease for an additional three years at market rates with six months notice to the Lessor prior to the termination date of this Amendment.

9.	The provisions of this Amendment shall be incorporated in full in the Lease, and all terms and conditions of the Lease Agreement shall remain in full force and effect.
The parties hereto have caused this Amendment to be executed on this 11th day of October, 2010.

Lessor:	Highland Resources, Inc.

By:	Highland Management, Inc., its Managing Agent

By:	/s/ Jeff Simmons
Jeff Simmons, Vice President

Lessee: Telvent USA Corporation
By:	/s/ Scott Doering
Scott Doering, General Manager